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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT
UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

AMENDMENT
NO. 1

ImproveNet, Inc.
(Name of Subject Company (issuer))

eTechLogix, Inc.
(Name of Filing Persons (other person))

Common Stock—$0.001 par value per share
(Title of Class of Securities)

45321E106
(CUSIP Number of Class of Securities)

Jeffrey Perry
eTechLogix, Inc.
8930 E. Raintree Drive, Suite 300
Scottsdale, Arizona 85260
(480) 346-0000
(Name, address, and telephone numbers of person authorized
to receive notices and communications on behalf of filing persons)

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee

$2,655,981	$531.20

*
For purposes of calculating the amount of filing fee only. The amount assumes the purchase of 17,706,540 shares of common stock, par value $0.001 per share, of ImproveNet at a price per share of $0.15.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$531.20
Form or Registration No.:	Schedule TO-I/13E-3 — No. 005-60293
Filing Party:	ImproveNet, Inc.
Date Filed:	October 7, 2002
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒
third-party tender offer subject to rule 14(d)-1.

☐
issuer tender offer subject to rule 13e-4.

☒
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

        This Joint Schedule TO/13E-3 (this "Schedule TO") is filed by eTechLogix, Inc., an Arizona corporation. This Schedule TO relates to the offer by ImproveNet, Inc. to purchase any and all outstanding shares of its common stock, par value $0.001 per share, at a purchase price of $0.    per share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 29, 2002, and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits a.1.1 and a.1.2, which, together with any amendments or supplements thereto, collectively constitute the "Offer."

ITEM 1. SUMMARY TERM SHEET.

        The information set forth under "Summary Term Sheet" in the Offer to Purchase, which is attached to this Schedule TO as Exhibit a.1.1, and hereafter referred to as the "Offer to Purchase," is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

        The information set forth under "Introduction," "Special Factors—Background of the Offer; Alternatives Considered," "—Prior Stock Purchases," "The Company—Background and Business" and "—Market Price and Dividend History" in the Offer to Purchase is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

        The filing person is the subject company.

ITEM 4. TERMS OF THE TRANSACTION.

        The information set forth under "The Tender Offer" in the Offer to Purchase is incorporated herein by reference.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

        The information set forth under "Special Factors—Background of the Offer; Alternatives Considered," "—Interests of Certain Persons in the Offer" and "—Prior Stock Purchases" in the Offer to Purchase is incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

        The information set forth under "Special Factors—Background of the Offer; Alternatives Considered," "—Reasons for and Purpose of the Offer," "—Effects of the Offer" and "—Plans of ImproveNet After the Offer" in the Offer to Purchase is incorporated herein by reference.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS.

        The information set forth under "The Tender Offer—Source of Funds for and Expenses of the Offer" and "—Certain Conditions of the Offer" in the Offer to Purchase is incorporated herein by reference.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

        The information set forth under "Special Factors—Interests of Certain Persons in the Offer" and "The Company—Beneficial Ownership of Certain Stockholders" in the Offer to Purchase is incorporated herein by reference.

ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

        The information set forth under "The Tender Offer—Source of Funds for and Expenses of the Offer" in the Offer to Purchase is incorporated herein by reference.

ITEM 10. FINANCIAL INFORMATION.

        Information set forth under "The Company—Summary Financial Information of ImproveNet," "—Summary Financial Information of eTechLogix," and "—Summary Pro Forma Financial Information" in the Offer to Purchase is incorporated herein by reference.

        ImproveNet's audited consolidated financial statements, the notes thereto and the report thereon of its independent accountants set forth on pages 35-57 of its Annual Report on Form 10-K for the year ended December 31, 2001, are incorporated herein by reference. ImproveNet's unaudited condensed consolidated financial statements and the notes thereto set forth on pages 2-9 of its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2002, are incorporated herein by reference.

        The book value of each share of the common stock of ImproveNet as of June 30, 2002, was $0.1879. eTechLogix had a negative net worth as of June 30, 2002, and the book value of each share of its common stock as of that date was negative $65.54. Both ImproveNet and eTechLogix have operated at a loss during the past two fiscal years and during the six months ended June 30, 2002.

        Set forth below are: (i) the audited financial statements of eTechLogix, Inc. for the two fiscal years ended December 31, 2001, and the unaudited balance sheets and comparative year-to-date statements of operations and related earnings per share data and statements of cash flows for eTechLogix as of June 30, 2002 and (ii) pro forma financial information for ImproveNet giving effect to the transaction with eTechLogix, Inc. provided for in the Agreement and Plan of Merger dated July 30, 2002, between ImproveNet and eTechLogix, Inc.:

eTECHLOGIX, INC.

FINANCIAL STATEMENTS

INDEPENDENT ACCOUNTANTS' REPORT

To the Stockholders and Board of Directors of
eTechlogix, Inc.

        We have audited the accompanying balance sheets of eTechlogix, Inc. as of December 31, 2001 and 2000, and the related statements of operations, stockholders' equity (deficit), and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of eTechlogix, Inc. as of December, 2001 and 2000, and the results of its operations, stockholders' equity (deficit), and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

        The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 11, the Company incurred net losses in 2001 and 2000, had negative cash flows in 2001 and had an accumulated deficit and negative working capital as of December 31, 2001. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 12. The accompanying financial statements do not include any adjustments to the amount and classification of assets or the amount and classification of liabilities that might result should the Company be unable to continue as a going concern.

/s/  SEMPLE & COOPER, LLP
Semple & Cooper, LLP

Certified Public Accountants

Phoenix, Arizona
April 30, 2002

eTECHLOGIX, INC.
BALANCE SHEETS
ASSETS

		December 31,
	June 30, 2002
		2001	2000
	(Unaudited)
Current Assets:
Cash and cash equivalents (Note 1)	$38,183	$31,630	$388,343
Accounts receivable, net (Note 1)	156,233	2,575	4,205
Other receivables (Note 8)	—	—	309,248
Income tax refund receivable	—	134,180	—
Other current assets	6,590	—	2,382

Total Current Assets	201,006	168,385	704,178

Property and Equipment: (Notes 1, 3 and 4)
Computer equipment	185,892	184,520	183,198
Furniture and fixtures	231,986	231,986	231,986
Automobiles	—	169,987	169,987
Leasehold improvements	—	98,077	98,077

	417,878	684,570	683,248
Less: accumulated depreciation	(221,705)	(300,515)	(168,333)

	196,173	384,055	514,915

Total Assets	$397,179	$552,440	$1,219,093

The Accompanying Notes are an Integral Part
of the Financial Statements

eTECHLOGIX, INC.
BALANCE SHEETS (CONTINUED)
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

		December 31,
	June 30, 2002
		2001	2000
	(Unaudited)
Current Liabilities:
Notes payable—current portion (Note 3)	$8,405	$27,504	$45,587
Obligations under capital leases—current portion Notes 1 and 4)	196,117	69,303	46,009
Line of credit (Note 2)	76,813	71,813	—
Related party note payable (Note 5)	—	12,000	—
Due to bank	—	—	10,750
Accounts payable	92,784	13,166	217,981
Accrued compensation	86,000	134,000	—
Other liabilities and accrued expenses (Note 9)	197,081	148,118	129,923
Deferred revenue	49,125	42,000	100,000
Income taxes payable	—	—	11,367

Total Current Liabilities	706,325	517,904	561,617
Long-Term Liabilities:
Notes payable—long-term portion (Note 3)	10,346	85,663	102,749
Obligations under capital leases—long-term portion (Notes 1 and 4)	34,446	167,991	220,115

Total Liabilities	751,117	771,558	884,481

Commitments and Contingencies: (Notes 4 and 9)	—	—	—
Stockholders' Equity (Deficit):
Common stock, no par value, 1,000,000 shares authorized	22,000	10,000	10,000
Retained earnings (deficit)	(265,938)	(119,118)	434,612

	(243,938)	(109,118)	444,612
Less: treasury stock, at cost	(110,000)	(110,000)	(110,000)

Total Stockholders' Equity (Deficit)	(353,938)	(219,118)	334,612

Total Liabilities and Stockholders' Equity	$397,179	$552,440	$1,219,093

The Accompanying Notes are an Integral Part
of the Financial Statements

eTECHLOGIX, INC.
STATEMENTS OF OPERATIONS

	For The Six Months Ended		For The Year Ended
	June 30, 2002	June 30, 2001	December 31, 2001	December 31, 2000
	(Unaudited)	(Unaudited)
Revenues (Note 5)	$583,898	$265,271	$478,660	$—
Cost of Revenues (Note 1)	152,155	98,383	203,911	—

Gross Profit	431,743	166,888	274,749	—
Selling, General and Administrative Expenses	476,318	533,945	931,881	582,814
Research and Development Expenses (Note 5)	46,750	—	—	79,898

Loss from Operations	(91,325)	(367,057)	(657,132)	(662,712)
Other Revenues (Expenses):
Interest income	71	4,039	4,436	12,029
Interest expense	(68,898)	(24,466)	(38,784)	(14,265)
Miscellaneous revenues (expense)	1,425	(63,208)	3,570	26,227
Gain on disposal of fixed assets	11,907	—	—	—

Loss from Operations before Income Taxes	(146,820)	(450,692)	(687,910)	(638,721)
Benefit for Income Taxes	—	134,180	134,180	142,644

Net Loss from Continuing Operations	(146,820)	(316,512)	(553,730)	(496,077)
Discontinued Operations: (Note 8)
Loss from operations of the ERP software division, net of income tax benefit	—	—	—	(583,350)
Gain on disposal of the ERP software division, net of applicable income tax expense	—	—	—	1,033,846

Net Loss	$(146,820)	$(316,512)	$(553,730)	$(45,581)

Earnings (loss) per share—Basic and Diluted
—Continuing operations attributable to common stockholders	$(40.56)	$(87.92)	$(153.81)	$(137.80)
—Discontinued operations	—	—	—	125.14

Net loss atributable to common stockholders	$(40.56)	$(87.92)	$(153.81)	$(12.66)

Weighted Average Common Shares Outstanding	3,620	3,600	3,600	3,600

The Accompanying Notes are an Integral Part
of the Financial Statements

eTECHLOGIX, INC.
STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
For The Six Month Period Ended June 30, 2002 (Unaudited) and
For The Years Ended December 31, 2001 and 2000

	Common Stock		Treasury Stock			Total Stockholders' Equity (Deficit)
					Retained Earnings (Deficit)
	Shares	Amount	Shares	Amount
Balance at December 31, 1999	3,600	$10,000	6,400	$(110,000)	$480,193	$380,193
Net loss	—	—	—	—	(45,581)	(45,581)

Balance at December 31, 2000	3,600	10,000	6,400	(110,000)	434,612	334,612
Net loss	—	—	—	—	(553,730)	(553,730)

Balance at December 31, 2001	3,600	10,000	6,400	(110,000)	(119,118)	(219,118)
Conversion of a related party note payable for stock (unaudited)	1,800	12,000	—	—	—	12,000
Net loss for the six month period ended June 30, 2002 (unaudited)	—	—	—	—	(146,820)	(146,820)

Balance at June 30, 2002 (unaudited)	5,400	$22,000	6,400	$(110,000)	$(265,938)	$(353,938)

The Accompanying Notes are an Integral Part
of the Financial Statements

eTECHLOGIX, INC.
STATEMENTS OF CASH FLOWS

	For The Six Months Ended June 30,		For The Year Ended December 31,
	2002	2001	2001	2000
	(Unaudited)	(Unaudited)
Increase (Decrease) in Cash and Cash Equivalents:
Cash flows from operating activities:
Net Loss	$(146,820)	$(316,512)	$(553,730)	$(45,581)
Deduct:
Loss from discontinued operations	—	—	—	583,350
Gain on disposal of discontinued operations	—	—	—	(1,033,846)

Loss from continuing operations	(146,820)	(316,512)	(553,730)	(496,077)
Adjustments to reconcile net loss to net cash provided by operations:
Depreciation and amortization	57,517	66,155	132,310	120,736
Gain on disposal of fixed assets	(11,907)	—	—	—
Changes in assets and liabilities:
Accounts receivable, net	(153,658)	(49,357)	1,630	143,689
Other receivables	—	309,248	309,248	—
Income tax refund receivable	134,180	(134,180)	(134,180)	—
Other current assets	(6,590)	2,382	2,382	(1,732)
Due to bank	—	21,877	(10,750)	10,750
Accounts payable	79,618	(198,057)	(204,815)	158,541
Accrued compensation	(48,000)	—	134,000	—
Deferred revenue	7,125	(89,000)	(58,000)	100,000
Income taxes payable	—	—	(11,367)	(14,885)
Other liabilities and accrued expenses	48,963	43,316	18,195	129,923

Net cash provided (used) in operating activities	(39,572)	(344,128)	(375,077)	150,945

Cash flows from investing activities:
Purchase of property and equipment	(1,372)	—	(1,450)	(144,714)
Proceeds from sale of property and equipment	65,398	—	—	—

Net cash provided (used) by investing activities	64,026	—	(1,450)	(144,714)

Cash flows from financing activities:
Proceeds from notes payable	18,000	—	—	42,198
Repayment of notes payable	(34,170)	(19,204)	(35,169)	(32,195)
Payments on capital lease obligations	(6,731)	(21,491)	(28,830)	(17,209)
Line of credit, net	5,000	46,000	71,813	(8,341)
Proceeds from related party note payable	—	—	12,000	—

Net cash provided (used) by financing activities	$(17,901)	$5,305	$19,814	$(15,547)

The Accompanying Notes are an Integral Part
of the Financial Statements

eTECHLOGIX, INC.
STATEMENTS OF CASH FLOWS (Continued)

	For The Six Months Ended June 30,		For The Year Ended December 31,
	2002	2001	2001	2000
	(Unaudited)	(Unaudited)
Net cash provided by discontinued operations	—	—	—	149,532

Net increase (decrease) in cash and cash equivalents	6,553	(338,823)	(356,713)	140,216
Cash and cash equivalents at beginning of year	31,630	388,343	388,343	248,127

Cash and cash equivalents at end of year	$38,183	$49,520	$31,630	$388,343

Supplemental Disclosure of Cash Flow Information:
Cash paid during the year for:
Interest	$34,266	$24,466	$38,784	$57,512

Income taxes	$—	$—	$11,367	$20,357

Non-Cash Activity:
Acquisition of furniture and equipment financed by capital lease obligations	$—	$—	$—	$271,599

Conversion of a related party note payable into common stock	$12,000	$—	$—	$—

Assumption of notes payable on automobiles by related parties	$78,246	$—	$—	$—

The Accompanying Notes are an Integral Part
of the Financial Statements

eTECHLOGIX, INC.
NOTES TO FINANCIAL STATEMENTS

Note 1    Summary of Significant Accounting Policies, Nature of Operations and Use of Estimates

Operations

        eTechLogix, Inc. (the "Company"), formerly known as First Systech International, Inc., is headquartered in Scottsdale, Arizona. The Company licenses, installs and maintains its proprietary e-commerce software products, which are targeted primarily towards the building material industry throughout the world. The Company was duly organized under the laws of the State of Texas in March, 1989. In July, 1994, the Company relocated to the State of Arizona and incorporated itself under the laws of the State of Arizona.

Pervasiveness of Estimates

        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

        The Company considers all highly liquid instruments purchased with an initial maturity of three (3) months or less to be cash and cash equivalents.

Concentrations of Risk

        The Company maintains its cash balances in a financial institution. Deposits not to exceed $100,000 are insured by the Federal Deposit Insurance Corporation. At December 31, 2000, the Company had uninsured cash of approximately $309,000.

        The Company extends credit to customers, which results in accounts receivable arising from its normal business activities. The Company does not require collateral or other security to support financial instruments subject to credit risk. The Company routinely assesses the financial strength of its customers and, based upon factors surrounding the credit risk of those customers, believes that its accounts receivable credit risk exposure is limited. The Company's customers are not concentrated in any specific geographic region, but are concentrated in the building material industry.

Accounts Receivable

        The Company follows the allowance method of recognizing uncollectible accounts receivable. The allowance method recognizes bad debt expense as a percentage of accounts receivable based on a review of the individual accounts outstanding and the Company's prior history of uncollectible accounts receivable. As of June 30, 2002, the Company has established an allowance for uncollectible accounts receivable in the amount of $2,500 (unaudited). As of December 31, 2001 and 2000, the Company had not established an allowance for uncollectible accounts receivable, as it is the Company's opinion that all amounts reflected as receivable will be collected.

Property and Equipment

        Property and equipment is stated at cost less accumulated depreciation. Depreciation of property and equipment is computed by the straight-line method at rates adequate to allocate the cost of applicable assets over their expected useful lives. Maintenance and repairs that neither materially add to the value of the property and equipment nor appreciably prolong its life are charged to expense as incurred. Betterments or renewals are capitalized when incurred. Amortization of leasehold improvements is computed using the shorter of the lease term or the expected useful life of the assets.

        Estimated useful lives are as follows:

Automobiles	5 Years
Equipment	5 Years
Furniture and fixtures	5-7 Years
Leasehold improvements	5 Years

        The Company is the lessee of equipment and furniture and fixtures under various capital lease agreements expiring through July, 2005. The assets and liabilities under the capital lease agreements are recorded at the lower of the present value of the minimum lease payments or the fair value of the assets. The assets are being depreciated over their estimated productive lives.

        During the six month period ended June 30, 2002, the Company terminated its related party operating lease and relocated to new facilities. In connection with the termination of this lease, the Company expensed the net carrying value of the leasehold improvements of $65,885 (unaudited) (Note 4).

Capitalized Software Development Costs

        The Company capitalizes software development costs in accordance with Statement of Financial Accounting Standards No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed". Capitalization of computer software development costs begins upon the establishment of technological feasibility for the Company's computer software products. Technological feasibility is generally based upon the achievement of a detail program design free of high-risk development issues. The establishment of technological feasibility and the ongoing assessment of recoverability of capitalized computer software development costs requires considerable judgment by management with respect to certain external factors, including, but not limited to, technological feasibility, anticipated future gross revenues, estimated economic life and changes in software and hardware technology. Amortization of capitalized computer software development costs commences when the related products become available for general release to customers. Amortization is provided on a product-by-product basis and is the greater of the amount computed using (a) the ratio that current gross revenues for a product bear to the total of current and anticipated future gross revenues for that product or (b) the straight-line method over the remaining estimated economic life of the product.

        As of December 31, 2000, the Company had no capitalized software costs as a result of the sale of the Company's primary operating business segment. During the first six months of 2002 and throughout 2001, the Company did not capitalize any software costs as amounts related to internal software development that could be capitalized under this statement were immaterial.

        Research and development costs are charged to expense as incurred. Research and development costs incurred in relation to third-party contracts are included in cost of revenue.

Revenue Recognition

        The Company recognizes revenue in accordance with SOP 97-2, "Software Revenue Recognition." This SOP provides guidance on revenue recognition of software transactions. The Company recognizes revenue principally from the development and licensing of its software and from consulting and maintenance services rendered in connection with such development and licensing activities.

Maintenance contract revenue is recognized on a straight-line basis over the life of the respective contract. The Company also derives revenue from the sale of third party hardware and software which is recognized based on the terms of each contract. Consulting revenue is recognized when the services are rendered. No revenue is recognized prior to obtaining a binding commitment from the customer.

        Software development revenue from time-and-materials contracts is recognized as services are performed. Revenue from fixed price software development contracts and revenue under license agreements, which requires significant modification of the software package to the customer's specifications, is recognized on the percentage-of-completion method using the units-of-work-performed method to measure progress towards completion. Revisions in cost estimates and recognition of losses on these contracts are reflected in the accounting period in which the facts become known. Revenue from software package license agreements without significant vendor obligations is recognized upon delivery of the software. Contract terms may provide for billing schedules that differ from revenue recognition and give rise to costs and estimated profits in excess of billings, and billings in excess of costs and estimated profits.

        Deferred revenue represents revenue billed and collected but not yet earned.

        The cost of maintenance and research and development related revenues, which consist principally of staff payroll and applicable overhead, are expensed as incurred.

Advertising Costs

        Advertising costs are expensed as incurred. Advertising expense totaled approximately $8,000 (unaudited), $16,400 (unaudited), $18,100 and $77,200 for the six month periods ended June 30, 2002 and 2001 and the years ended December 31, 2001 and 2000, respectively.

Income Taxes

        Deferred income taxes are provided on an asset and liability method, whereby deferred tax assets are recognized for deductible temporary differences and operating loss carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax basis.

        Deferred tax assets are reduced by a valuation allowance when in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Employee Stock Options

        The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) and related interpretations in accounting for its employee stock options and to adopt the "disclosure only" alternative treatment under Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS 123). SFAS No. 123 requires the use of fair value option valuation models that were developed for use in valuing employee stock options. Under SFAS No. 123, deferred compensation is recorded for the excess of the fair value of the stock on the date of the option grant, over the exercise price of the option. The deferred compensation is amortized over the vesting period of the option.

Net Income (Loss) per Common Share

        Basic earnings per share include no dilution and are computed by dividing income available to common stockholders by the weighted average number of shares outstanding for the period.

        Diluted earnings per share amounts are computed based on the weighted average number of shares actually outstanding plus the shares that would be outstanding assuming the exercise of dilutive stock options, all of which are considered to be common stock equivalents. The number of shares that would be issued from the exercise of stock options has been reduced by the number of shares that could have been purchased from the proceeds at the average market price of the Company's stock. In addition, certain outstanding options are not included in the computation of diluted earnings per share because their effect would be antidilutive.

        Basic net loss per common share is computed based on weighted average shares outstanding and excludes any potential dilution from stock options, warrants and other common stock equivalents. Basic net loss per share is computed by dividing loss available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted net loss per common share reflects potential dilution from the exercise or conversion of securities into common stock or from other contracts to issue common stock. Assumed exercise of the outstanding stock options at June 30, 2002 of 142 (unaudited), have been excluded from the calculation of diluted net loss per common share, as their effect is antidilutive. No options were issued or outstanding at December 31, 2001 and 2000 or June 30, 2001 (unaudited).

Reclassifications

        Certain reclassifications have been made to the December 31, 2001 and 2000 financial statements to conform to the June 30, 2002 classifications.

Note 2    Line of Credit

        The Company has an indefinite, unsecured $95,000 line of credit agreement with a bank. The agreement calls for interest at the bank's prime rate plus 2.75%, (7.50% (unaudited) and 7.50% at June 30, 2002 and December 31, 2001, respectively). The Company had outstanding balances of $76,813 (unaudited), $71,813 and $0 as of June 30, 2002, December 31, 2001 and 2000, respectively.

Note 3    Notes Payable

        As of June 30, 2002, December 31, 2001 and 2000, notes payable consist of the following:

		December 31,
	June 30, 2002
		2001	2000
	(Unaudited)
9.00% note payable to a bank in 48 monthly payments of $1,051 including principal and interest, due May, 2004; secured by equipment.	$18,751	$26,649	$36,339
8.50% note payable to a bank in 60 monthly payments of $1,970 including principal and interest, due May, 2006; secured by automobiles.	—	86,518	—
9.55% note payable to a bank in 36 monthly payments of $605 including principal and interest, due October, 2001; secured by equipment.	—	—	5,889
10.45% note payable to a bank in 36 monthly payments of $189 including principal and interest, due August, 2001; secured by equipment.	—	—	1,486
7.75% to 7.99% notes payable to a bank in 60 monthly payments of $1,459 to $1,530 including principal and interest, due April to May, 2006; secured by automobiles.	—	—	104,622

	18,751	113,167	148,336
Less: current maturities	(8,405)	(27,504)	(45,587)

	$10,346	$85,663	$102,749

        The following is a summary of future minimum principal payments on notes payable for each of the next five years:

Year Ended	June 30,	December 31,
	(Unaudited)
2002		$27,504
2003	$8,405	29,987
2004	10,346	24,487
2005	—	21,800
2006	—	9,389

	$18,751	$113,167

Note 4    Commitments

Capital Leases

        The Company leases furniture and equipment through 2005 under capital leases. The following is an analysis of leased property under these capital leases:

		December 31,
	June 30, 2002
		2001	2000
	(Unaudited)
Capitalized cost	$271,599	$271,599	$271,599
Less: accumulated depreciation	(126,228)	(99,069)	(44,749)

Net	$145,371	$172,530	$226,850

        Depreciation expense on furniture and equipment under capital leases was approximately $27,000 (unaudited), $27,000 (unaudited), $54,000 and $45,000 for the six month periods ended June 30, 2002 and 2001 and for the years ended December 31, 2001 and 2000, respectively.

        The following is a schedule of future minimum lease payments under the capital leases described above, together with the present value of the net minimum lease payments:

Year Ended	June 30,	December 31,
	(Unaudited)
2002		$91,810
2003	$259,764	79,465
2004	20,415	79,465
2005	18,714	41,167

Total minimum lease payments	298,893	291,907
Less: imputed interest	(68,330)	(71,792)

Present value of net minimum lease payments	230,563	220,115
Less: current portion	(196,117)	(52,124)

Long-term portion	$34,446	$167,991

        The interest rates under the capital lease obligations range from approximately 13% to 14% per annum, and are imputed based on the lessor's implicit rate of return at the inception of the lease.

        The Company is currently in default on the furniture lease agreement and is re-negotiating the terms. The Company ceased making payments under the terms of this capital lease during 2001. Based on the terms of the lease agreement, upon default, the lease becomes fully due and payable, therefore, the entire lease has been reflected as current as of June 30, 2002 and December 31, 2001 and interest, in the approximate amount of $70,400, has been included in other liabilities and accrued expenses in the accompanying financial statements.

Operating Leases

        On May 1, 2000, the Company entered into a lease agreement for its operating facility in Scottsdale, Arizona. The lease is with a related entity which has the same principal ownership as that of the Company. Rent expense under the lease was approximately $18,000 (unaudited), $18,000 (unaudited), $102,000 and $179,000 for the six month periods ended June 30, 2002 and 2001 and for the years ended December 31, 2001 and 2000, respectively.

        On January 31, 2002, the Company terminated the related party lease agreement and entered into a new operating lease agreement with an unrelated third party that calls for monthly payments of $4,060 expiring in March, 2003. Rent expense for the six month period ended June 30, 2002 was $39,169 (unaudited). Future minimum lease payments under the lease for the following twelve month period are $34,510 (unaudited).

Note 5    Related Party Transactions

Related Party Note Payable

        During 2001, the Company borrowed a total of $12,000 from a shareholder of a related corporation under the same common control as that of the Company. During the first six months of 2002, this amount was converted to 1,800 shares of common stock.

Related Party Facility Lease

        Through January 31, 2002, the Company leased office space for its corporate headquarters under an operating lease from a Corporation with the same principal ownership as that of the Company's (See Note 4).

Royalty Fee Revenues

        Included in revenues for the six month periods ended June 30, 2002 and 2001, and the year ended December 31, 2001, royalty fees that were paid to the Company by a related party under the same common control as that of the Company, in the amounts of $264,700 (unaudited), $0 (unaudited), and $26,000, respectively. The fees are based on a percentage of sales that the related party generated as a result of sales of the Company's software products.

Research and Development

        The Company subcontracts a portion of its research and development to corporations with the same principal ownership as that of the Company's. During the six month periods ended June 30, 2002 and 2001, and for the year ended December 31, 2001, the Company paid these related corporations a total of $0 (unaudited), $0 (unaudited), and $50,439, respectively, which is included in research and development expenses in the accompanying financial statements.

Note 6    Income Taxes

        The Company accounts for income taxes using an asset and liability approach. Deferred income taxes arise from timing differences resulting from revenues and costs reported for financial and tax reporting purposes in different periods. In addition, a valuation allowance is recognized if it is more likely than not that some or all of the deferred income tax assets will not be realized. A valuation allowance is used to offset the related net deferred income tax assets due to uncertainties of realizing the benefits of certain net operating losses.

        Significant components of the Company's deferred income tax assets are as follows:

		December 31,
	June 30, 2002
		2001	2000
	(Unaudited)
Deferred Income Tax Assets:
Excess of book over tax depreciation	$(21,000)	$19,600	$9,200
Accrued officer's compensation	36,000	56,300	—
State net operating loss carryforwards	52,000	40,000	—

Total deferred income tax asset	67,000	115,900	9,200
Valuation allowance	(67,000)	(115,900)	(9,200)

Net deferred income tax asset	$—	$—	$—

        At June 30, 2002 and December 31, 2001, the Company had state net operating loss carryforwards of approximately $644,000 (unaudited) and $497,000 which expire through 2007. At June 30, 2002, the Company had a federal net operating loss of approximately $147,000 (unaudited), which expires during 2022. Due to the Company sustaining losses since the discontinuation of the ERP software division (See Note 8), there is no income tax provision for the six month periods ended June 30, 2002 and 2001 or for the year ended December 31, 2001.

Note 7    Retirement Plan

        Effective April 16, 1997, the Company adopted a 401(k) retirement plan. Employees are eligible to participate in the plan after four (4) months of service. Salary deferral may range from 1% to 15%. The Company matches 100% of the amounts deferred by employees, up to 6% of an employee's annual compensation. The Company matched contributions totaling $0 (unaudited), $1,115 (unaudited), $1,133 and $8,160 for the six month periods ended June 30, 2002 and 2001, and for the years ended December 31, 2001 and 2000, respectively.

Note 8    Discontinued Operations

        During 2000, the Company discontinued its Enterprise Resource Planning ("ERP") software production and consulting division, which was focused toward manufacturers within the building materials industry. On October 2, 2000, the Company sold the division for $1,547,928, of which $1,238,680 was received on the date of the sale with the remaining balance of $309,248, contingent upon the collection of certain outstanding receivable balances. This unpaid receivable balance was subsequently written off in 2001 due to circumstances arising during 2001 which made the collectibility of this balance doubtful. Of the cash received, $336,088 was used to pay off notes payable that were attributable to the division. As a result of the sale, the Company recognized a gain on the sale of $1,033,846, net of applicable taxes of $316,200.

Note 9    Contingencies

        As of December 31, 2001 and 2000, the Company had various pending claims arising from former customer disputes. The claims relate to operations prior to the disposal of the ERP business segment (See Note 8). The Company intends to vigorously defend these claims and expects to prevail in all cases. In conjunction with the defense of these claims, the Company has accrued approximately $97,750 (unaudited), $90,000 and $67,500 as of June 30, 2002, December 31, 2001 and December 31, 2000, respectively, which represents the Company's best estimate of future costs associated with defending the claims. These amounts are included in other liabilities and accrued expenses in the accompanying financial statements.

        In addition, the Company has been served in relation to their default on the furniture lease (Note 4). The Company is currently in negotiations with the lessor and has reflected the full amount of the lease as current as of June 30, 2002.

Note 10    Common Stock Options

        On May 1, 2002 the Company issued 247 (unaudited) common stock options to an employee. The options vesting schedule is as follows; 10 options on June 1, 2002, and 5 options on July 1, 2002 and each succeeding month thereafter until September 1, 2004 when all options shall be vested. The options expire on May 1, 2012 and have an exercise price of $277.78 per share.

Note 11    Subsequent Events

        Subsequent to June 30, 2002, the Company entered into two subordinated note payable agreements, in the amount of $75,000 (unaudited) each. The notes are convertible for common stock at the rate of one share for every $555.56 (unaudited) of debt pursuant to the terms of the agreements. In addition, the notes were issued with warrant purchase agreements for the purchase of an aggregate of 1,500,000 shares of common stock at $.15 per share. The subscription for the aforementioned warrants are conditioned upon closing of the Merger Agreement dated July 30, 2002.

        On July 30, 2002, the Company entered into an Agreement and Plan of Merger to merge with ImproveNet, Inc. ("ImproveNet"). ImproveNet is a source for home improvement information and services on the Internet. Pursuant to the terms of the Agreement and Plan of Merger, the merger is scheduled to close no later than November 30, 2002. Under the terms of the merger, ImproveNet agreed to present a cash tender offer to its current stockholders, which is anticipated to occur immediately following the closing of the merger. The price per share will be based in part on ImproveNet's available cash balance at the closing of the merger.

Note 12    Management's Plans

        The Company's financial statements are presented on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. Since the sale of the Company's ERP division in 2000 (See Note 8), the Company has continued to sustain losses and negative cash flows, has negative working capital and negative net worth.

        During 2002 (unaudited), the Company has procured contracts for software sales of its products and has various contracts pending. The Company anticipates increased sales volume of their primary software products throughout 2002 and thereafter. The Company also intends to raise additional capital either through a public or private offering of securities.

        The additional funds from continued software sales and capital financing will be used to finance continued operations and increase the Company's sales and marketing functions.

        The financial statements do not include any adjustments to reflect the possible future effects of the recoverability and classification of assets or the amounts and classifications of liabilities that may result from the uncertainty of the Company's ability to continue as a going concern.

UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS

Pro Forma Unaudited Balance Sheet at June 30, 2002
(All numbers in $'000's)

	Actual	Actual
			Pro Forma Adjustments		Pro Forma Combined
	ImproveNet	eTechLogix		Notes
Cash and cash equivalents	$3,147	$38	$(2,050)	a,b	$1,135
Accounts receivable, net	673	156	—		829
Prepaids and other current assets	790	7	—		797

Total current assets	4,610	201	(2,050)		2,761

Property, plant and equipment	260	196	(149)	c	307
Intangible assets	—	—	243	b,c	243
Goodwill	—	—	—	b,c	—
Other assets	75	—	(43)		32

Total assets	4,945	397	(1,999)		3,343

Line of credit	—	77	—		77
Accounts payable	317	93	—		410
Accrued liabilities	1,362	283	250	b,d	1,895
Deferred revenue	17	49	—		66
Capital leases—current portion	—	196	—		196
Note payable—current portion	—	8	—		8

Total current liabilities	1,696	706	250		2,652
Notes payable—net of current portion	—	10	—		10
Capital leases—net of current portion	—	35	—		35

Total Liabilities	1,696	751	250		2,697

Shareholders' Equity (Deficit)
Common stock	17	22	(17)	b	22
Treasury stock	(56)	(110)	56		(110)
Additional paid-in capital	144,529	—	(143,529)	b,a	1,000
Accumulated deficit	(141,241)	(266)	141,241	b	(266)

Total shareholders' equity (deficit)	3,249	(354)	(2,249)		646

Total liabilities and shareholders' equity	$4,945	$397	$(1,999)		$3,343

Pro Forma Unaudited Income Statement for the six months ended June 30, 2002
(All numbers in $'000's, except per share data)

	Actual	Actual
			Pro Forma Adjustments		Pro Forma Combined
	ImproveNet	eTechLogix		Notes
Revenues
Service revenues	$2,154	$—	$—		$2,154
Marketing revenues	140	—	—		140
Other revenues	—	584	—		584

Total revenues	2,294	584	—		2,878
Cost of Revenues
Service	1,445	—	—		1,445
Marketing	60	—	—		60
Other	—	152	—		152

Total Cost of Revenues	1,505	152	—		1,657

Gross Profit	789	432	—		1,221
Operating Expenses
Product development	1,077	47	—		1,124
Selling, general and administrative expenses	3,154	476	40	e	3,670
Stock-based charges and warrant amortization	4,710	0	—		4,710
Corporate restructuring	2,562	—	—		2,562

Total Operating Expenses	11,503	523	40		12,066

Operating Loss	(10,714)	(91)	(40)		(10,845)
Interest / Other income	68	—	(31)	f	37
Interest expense	—	(69)	—		(69)
Miscellaneous revenues	—	1	—		1
Gain on disposal of fixed assets	—	12	—		12

Net Loss	(10,646)	(147)	(71)		(10,864)

Basic and diluted net loss per common share	$(0.62)				$(0.29)

Weighted average common shares outstanding	17,299				37,500

Pro Forma Unaudited Income Statement for the year ended December 31, 2001
(All numbers in $'000's, except per share data)

	Actual	Actual
			Pro Forma Adjustments		Pro Forma Combined
	ImproveNet	eTechLogix		Notes
Revenues
Service revenues	$5,805	$—	$—		$5,805
Marketing revenues	1,499	—	—		1,499
Other revenues	—	479	—		479

Total revenues	7,304	479	—		7,783
Cost of Revenues
Service	4,619	—	—		4,619
Marketing	395	—	—		395
Other	—	204	—		204

Total Cost of Revenues	5,014	204	—		5,218

Gross Profit	2,290	275	—		2,565
Operating Expenses
Product development	3,402	—	—		3,402
Selling, general and administrative expenses	20,922	932	81	e	21,935
Stock-based charges & warrant amortization	5,022	—	—		5,022
Corporate restructuring	4,181	—	—		4,181
Goodwill impairment	370	—	—		370

Total Operating Expenses	33,897	932	81		34,910

Operating Loss	(31,607)	(657)	(81)		(32,345)
Interest / Other income	762	4	(220)	f	546
Interest expense	—	(39)	—		(39)
Miscellaneous revenues	—	4	—		4
Gain on disposal of fixed assets	—	—	—		—
Benefit for income taxes	—	134	—		134

Net Loss	(30,845)	(554)	(301)		(31,700)

Basic and diluted net loss per common share	$(1.78)				$(0.85)

Weighted average common shares outstanding	17,344				37,500

NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS

Basis of Pro Forma Presentation

        On July 30, 2002, ImproveNet and eTechLogix entered into a merger agreement whereby ImproveNet will offer to buy back all of its outstanding shares by means of a tender offer to its existing shareholders at a price of [$ ] per share. Shortly before this tender offer a subsidiary of ImproveNet will merge into eTechLogix, eTechLogix will survive as a subsidiary of ImproveNet, and the shareholders of eTechLogix will receive up to 37,500,000 newly issued shares of ImproveNet. For accounting purposes, eTechLogix is considered to be the acquirer. The new shareholders will invest $500,000 into the capital of ImproveNet.

        The unaudited pro forma combined condensed balance sheet as at June 30, 2002 combines the ImproveNet and eTechLogix balance sheets at June 30, 2002 as if the merger had been consummated on that date.

        The unaudited pro forma combined condensed statements of operations for the year ended December 31, 2001 and for the six month period ended June 30, 2002 give effect to the proposed merger as if it had occurred on January 1, 2001.

Preliminary Purchase Price

        The unaudited pro forma combined condensed financial statements reflect an estimated purchase price of approximately $750,000.

Cash consideration	$500,000
Estimated direct merger costs	$250,000

Total estimated purchase price	$750,000

        Under the purchase method of accounting, the total estimated purchase price is allocated to ImproveNet's net tangible and intangible assets based on their estimated fair value as of the date of the completion of the merger. Based on the estimated purchase price and management's preliminary valuation, the preliminary purchase price allocation, which is subject to change based on a final valuation analysis, is as follows (in thousands):

Cash	$597
Accounts receivable	$673
Other current assets	$790
Fixed assets	$260
Other assets	$75
Web site	$320
Contractor relationships	$247
Goodwill	$(516)
Accounts payable	$(317)
Other liabilities	$(1,379)

Consideration	$750

        Following reallocation of the identified negative goodwill, a preliminary estimate of $243,000 has been allocated to amortizable intangible assets with useful lives as follows: Web site—three years; Contractor relationships—three years.

Pro Forma Adjustments

  a.
  Represents an assumed full subscription to the tender offer in which ImproveNet has offered to repurchase and retire approximately 17,000,000 shares of common stock at a price of $0.15 per share. If the tender offer is under-subscribed, provisions will be made to preserve the economic position of both the parties and the stockholders.

  b.
  Represents the recapitalization of eTechLogix for the equivalent number of ImproveNet shares received in the merger. eTechLogix stockholders will exchange outstanding common stock for shares of ImproveNet, representing a 100% interest in the combined entity.

    For accounting purposes, eTechLogix is considered the acquirer, and as such ImproveNet will contribute to eTechLogix its net assets and the current shareholders of ImproveNet will retain no interest in the shares of the combined entity assuming that the tender offer is fully subscribed. This entry reflects the issuance of shares as discussed above and the elimination of the outstanding common stock of eTechLogix, assuming the tender offer is fully subscribed. This entry also adjusts ImproveNet's net assets to their fair value and eliminates ImproveNet's accumulated deficit.

    Also represents the adjustment of ImproveNet's net assets to reflect purchase consideration based upon the estimated fair value of assets received and liabilities assumed by eTechLogix, the accounting acquirer. While ImproveNet (the issuer) is a public entity, the fair value of its outstanding shares, including warrants and options, is less than its cash and cash equivalents assuming a fully subscribed tender offer. Accordingly, management believes that the cash contributed by eTechLogix of $500,000 together with the estimated purchase costs of $250,000 more fairly represents the purchase consideration.

  c.
  This entry records the intangible assets acquired in the acquisition and adjusts the negative goodwill associated with the transaction.

  d.
  Represents estimated transaction costs, consisting of fees for accountants, lawyers and consultants assisting in the transaction.

  e.
  To record the amortization of purchased intangibles over three years.

  f.
  Represents a decrease in interest income attributable to the decrease in cash assuming the tender offer is fully subscribed.

ITEM 11. ADDITIONAL INFORMATION.

        The information set forth under "The Tender Offer—Certain Legal Matters and Regulatory Approvals" in the Offer to Purchase is incorporated herein by reference.

ITEM 12. EXHIBITS.

a.1.1	Offer to Purchase.*
a.1.2	Letter of Transmittal (to be filed by amendment).
a.1.3	Notice of Guaranteed Delivery (to be filed by amendment).
a.1.4	Letter to Brokers, Dealers, Banks, Trust Companies and other Nominees (to be filed by amendment).
a.1.5	Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and other Nominees (to be filed by amendment).
a.1.6	Letter to Stockholders from the Company (to be filed by amendment).
a.1.7	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (to be filed by amendment).
a.1.8	Instructions with Respect to the Offer to Purchase for Cash Any and All Outstanding Shares of ImproveNet, Inc. (to be filed by amendment).
c.	Opinion of Shoreline Pacific, LLC, dated July 23, 2002 (included as Appendix A to the Offer to Purchase, which is attached to this Schedule TO as Exhibit a.1.1, and incorporated herein by reference).
e.	Agreement and Plan of Merger (incorporated by reference to Exhibit 10.39 to the Current Report on Form 8-K of ImproveNet, Inc. filed August 6, 2002).
*	Incorporated by reference to the Joint Schedule T0/13E-3 filed by ImproveNet, Inc. on October 7, 2002.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

        The information required by Schedule 13E-3 that is not included or covered by the items in Schedule TO is as follows:

ITEM 2. SUBJECT COMPANY INFORMATION.

        The information set forth under "The Company—Market Price and Dividend History" in the Offer to Purchase is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

        The information set forth under "The Company—Background and Business" "—Officers and Directors" and "Introduction" in the Offer to Purchase is incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION.

        The information set forth under "Special Factors—Dissenters' or Appraisal Rights of Stockholders" and "Available Information" in the Offer to Purchase is incorporated herein by reference.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

        The information set forth under "Special Factors—Interests of Certain Persons in the Offer" in the Offer to Purchase is incorporated herein by reference.

ITEM 7. PURPOSES, ALTERNATIVE, REASONS AND EFFECTS.

        The information set forth under "Special Factors—Reasons for and Purpose of the Offer," "—Effects of the Offer" and "—Material Federal Income Tax Consequences" in the Offer to Purchase is incorporated herein by reference.

ITEM 8. FAIRNESS OF THE TRANSACTION.

        The information set forth under "Special Factors—The Board's Approval Recommendation" and "—Opinion of the Financial Advisor to the Board" in the Offer to Purchase is incorporated herein by reference.

ITEM 9. REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

        The information set forth under "Special Factors—Opinion of the Financial Advisor to the Special Committee" in the Offer to Purchase is incorporated herein by reference.

ITEM 10. SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

        The information set forth under "The Tender Offer—Source of Funds for and Expenses of the Offer" in the Offer to Purchase is incorporated herein by reference.

ITEM 12. THE SOLICITATION OR RECOMMENDATION.

        The information set forth on the cover page of and under "Introduction" and "Special Factors—Plans of ImproveNet After the Offer" in the Offer to Purchase is incorporated herein by reference.

ITEM 14. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

        The information set forth under "The Tender Offer—Source of Funds for and Expenses of the Offer" in the Offer to Purchase is incorporated herein by reference.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 11, 2002	eTECHLOGIX, INC.
	By:	/s/ JEFFREY I. RASSÁS Jeffrey I. Rassás, Chief Executive Officer

EXHIBIT INDEX

EXHIBIT	EXHIBIT NAME
a.1.1	Offer to Purchase.*
a.1.2	Letter of Transmittal (to be filed by amendment).
a.1.3	Notice of Guaranteed Delivery (to be filed by amendment).
a.1.4	Letter to Brokers, Dealers, Banks, Trust Companies and other Nominees (to be filed by amendment).
a.1.5	Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies, and other Nominees (to be filed by amendment).
a.1.6	Letter to Stockholders from the Company (to be filed by amendment).
a.1.7	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (to be filed by amendment).
a.1.8	Instructions with Respect to the Offer to Purchase for Cash Any and All Outstanding Shares of ImproveNet Inc. (to be filed by amendment).
c.	Opinion of Shoreline Pacific, LLC, dated July 23, 2002 (included as Appendix A to the Offer to Purchase, which is attached to this Schedule TO as Exhibit a.1.1, and incorporated herein by reference).
e.	Agreement and Plan of Merger (incorporated by reference to Exhibit 10.39 to the Current Report on Form 8-K of ImproveNet, Inc. filed August 6, 2002).
*	Incorporated by reference to the Joint Schedule TO/13E-3 filed by ImproveNet, Inc. on October 7, 2002.

        **********

QuickLinks

  ITEM 1. SUMMARY TERM SHEET.
  ITEM 2. SUBJECT COMPANY INFORMATION.
  ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.
  ITEM 4. TERMS OF THE TRANSACTION.
  ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.
  ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.
  ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS.
  ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.
  ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.
  ITEM 10. FINANCIAL INFORMATION.
eTECHLOGIX, INC. FINANCIAL STATEMENTS
INDEPENDENT ACCOUNTANTS' REPORT
eTECHLOGIX, INC. BALANCE SHEETS ASSETS
eTECHLOGIX, INC. BALANCE SHEETS (CONTINUED) LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
eTECHLOGIX, INC. STATEMENTS OF OPERATIONS
eTECHLOGIX, INC. STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT) For The Six Month Period Ended June 30, 2002 (Unaudited) and For The Years Ended December 31, 2001 and 2000
eTECHLOGIX, INC. STATEMENTS OF CASH FLOWS
eTECHLOGIX, INC. STATEMENTS OF CASH FLOWS (Continued)
eTECHLOGIX, INC. NOTES TO FINANCIAL STATEMENTS
UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS
Pro Forma Unaudited Balance Sheet at June 30, 2002 (All numbers in $'000's)
Pro Forma Unaudited Income Statement for the six months ended June 30, 2002 (All numbers in $'000's, except per share data)
Pro Forma Unaudited Income Statement for the year ended December 31, 2001 (All numbers in $'000's, except per share data)
  ITEM 11. ADDITIONAL INFORMATION.
  ITEM 12. EXHIBITS.
  ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.
  ITEM 2. SUBJECT COMPANY INFORMATION.
  ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.
  ITEM 4. TERMS OF THE TRANSACTION.
  ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.
  ITEM 7. PURPOSES, ALTERNATIVE, REASONS AND EFFECTS.
  ITEM 8. FAIRNESS OF THE TRANSACTION.
  ITEM 9. REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.
  ITEM 10. SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.
  ITEM 12. THE SOLICITATION OR RECOMMENDATION.
  ITEM 14. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.
SIGNATURE
EXHIBIT INDEX